Exhibit 4.1

Mining services Agreement

This Mining Services Agreement (this “Agreement”) is made as of August 25, 2021 (the “Effective Date”), by and between BlockFusion USA, Inc. (“Service Provider”) and Bit Digital USA, Inc. (“Customer”). Service Provider and Customer are each referred to as a “Party” and collectively as the “Parties”. Capitalized terms will have the meanings set forth in Exhibit A, unless otherwise defined herein.

WHEREAS, Customer wishes to acquire from Service Provider certain colocation, operation, management and maintenance services (the “Services” as further described in Section 1 below); and

WHEREAS, Service Provider wishes to provide to Customer the Services, subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, terms, and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Services.

During the Term, Service Provider will receive, install, operate, manage and maintain the Customer Mining Equipment on the Premises in accordance with this Agreement. Service Provider agrees that all operation of the Customer Mining Equipment will be on Customer’s behalf, subject to the fees and costs set forth in this Agreement. Service Provider shall deliver the Services in a professional manner and in keeping with commercially reasonable best practices in the industry, but in no case less in all material respects than the standard of similar service that Service Provider provides to itself and its controlled affiliates.

1.1	Colocation.

1.1.1	First Pod Installation. On or around September 15, 2021, Customer will provide to Service Provider a completed Exhibit B and the First Pod Mining Equipment for installation on the Premises. Within fifteen (15) business days of receipt of such completed Exhibit B and First Pod Mining Equipment, Service Provider will install and begin operation of the First Pod Mining Equipment on the Premises such that the First Pod Mining Equipment meets the operation requirements in Section 1.2 (the “First Pod Installation”).

1.1.2	Second Pod Installation. Following the Completion Notice, Customer will take commercially reasonable best practices to provide to Service Provider a completed Exhibit C and the Second Pod Mining Equipment for installation on the Premises. Within fifteen business (15) business days of receipt of such completed Exhibit C and Second Pod Mining Equipment, Service Provider will install and begin operation of the Second Pod Mining Equipment on the Premises such that the Second Pod Mining Equipment meets the operation requirements in Section 1.2 (the “Second Pod Installation”).

1.1.3	Third Pod Installation. Following the Completion Notice, Customer will take commercially reasonable best practices to provide to Service Provider a completed Exhibit D and the Third Pod Mining Equipment for installation on the Premises. Within fifteen (15) business days of receipt of such completed Exhibit D and Third Pod Mining Equipment, Service Provider will install and begin operation of the Third Pod Mining Equipment on the Premises such that the Third Pod Mining Equipment meets the operation requirements in Section 1.2 (the “Third Pod Installation”).

1.1.4	Fourth Pod Installation. Following the Completion Notice, Customer will take commercially reasonable best practices to provide to Service Provider a completed Exhibit E and the Fourth Pod Mining Equipment for installation on the Premises. Within fifteen (15) business days of receipt of such completed Exhibit D and Fourth Pod Mining Equipment, Service Provider will install and begin operation of the Fourth Pod Mining Equipment on the Premises such that the Third Pod Mining Equipment meets the operation requirements in Section 1.2 (the “Fourth Pod Installation”; and together with the First Pod Installation, the Second Pod Installation and the Third Pod Installation, each a “Pod Installation”, and collectively, the “Pod Installations”).

1.1.5	Infrastructure Development. Service Provider agrees to make all necessary improvements and developments to the Premises to accommodate the Second Pod Mining Equipment, Third Pod Mining Equipment and Fourth Pod Mining Equipment, including all necessary cable, electrical, transformers and other infrastructure to enable the Second Pod Mining Equipment, Third Pod Mining Equipment and Fourth Pod Mining Equipment to operate in accordance with the requirements in Section 1.2 (the “Infrastructure Development”) as follows:

(a)	Service Provider agrees to use commercially reasonable best efforts to complete the Infrastructure Development as promptly as practicable and provide Customer periodic updates as to progress toward completion of the Infrastructure Development;

(b)	Within 5 business days of receiving the Infrastructure Investment, Service Provider shall order all transformers, power distribution units, panels, breakers and switch gear required for the Infrastructure Development and shall promptly send confirmation of same to Customer;

(c)	Within 5 business days of receiving the Infrastructure Investment, Service Provider shall commence work on preparing the Premises to accommodate the Second Pod Mining Equipment, Third Pod Mining Equipment and Fourth Pod Mining Equipment;

(d)	Service Provider shall complete its improvement and development within 45 (forty-five) days of Service Provider’s receipt of the transformers, power distribution units and switch gear ordered pursuant to Subsection (b) of this paragraph (the “Planned Development Date”);

(e)	Upon completion of the Infrastructure Development of each Pod Installation in accordance with this Section, Service Provider will provide to Customer a written notice certifying that the Infrastructure Development for that pod is complete and attaching invoices for vendor and other costs in connection with the Infrastructure Development (together, and for each respective pod, the “Completion Notice”); provided, however, that immaterial developmental items that would not impair Service Provider’s ability to fully perform its obligations under this Agreement can be completed by a commercially reasonable time that follows the Planned Development Date and shall not delay the delivery to Customer of the Completion Notice.

1.1.6	Failure to Complete Infrastructure Development. If Service Provider fails to complete the Infrastructure Development by the Planned Development Date except for those immaterial development items noted in Section 1.1.5(e) herein, Service Provider will promptly pay to Customer the Late Development Fee, assessed at the end of each week following the Planned Development Date. The “Late Development Fee” is equal to 0.25% of the Infrastructure Investment assessed at the end of each week following the Planned Development Date and adjusted pro rata based on a percentage of the MWh that have been completed and delivered. If Service Provider fails to complete the Infrastructure Development within sixty (60) days following the Planned Development Date, Customer may terminate this Agreement and is entitled to a refund of all Infrastructure Investment paid to Service Provider as of the termination.

1.2  Operation. Within five (5) days of each Pod Installation, Service Provider will in each case operate the relevant Customer Mining Equipment on the Premises for the purpose of generating Digital Assets and make commercially reasonable best efforts to minimize interruptions in the operation of the Customer Mining Equipment. If Service Provider fails to provide an Uptime of 98.5% or better, the Performance Fee shall be reduced as described in Section 4.2.

1.3  Management and Maintenance. Throughout the Term, Service Provider shall be responsible for the management and maintenance of the Customer Mining Equipment. Service Provider’s responsibilities will include (i) ongoing monitoring of performance metrics in an effort to maximize miner performance; (ii) Premises security; (iii) overall Premises maintenance; (iv) power and infrastructure maintenance; (v) Premises safety protocols; (vi) power procurement and billing; (vii) heat management; (viii) payment and management of employees and contractors performing services related to this Agreement; and (ix) all other such services as required for the Customer Mining Equipment to achieve the operation requirements in Section 1.2, but in no event will Service Provider’s services be less than the services that Service Provider uses to manage and maintain the mining equipment belonging to Service Provider or Service Provider’s controlled affiliates. All such maintenance shall be performed in a diligent, competent and workmanlike manner. Service Provider, at its expense, will make commercially reasonable best efforts to perform all upgrades with a goal for the software or firmware of Customer Mining Equipment to maximize Uptime and Generated Digital Assets. Service Provider, with the consent of Customer and at Customer’s expense in respect of out-of-pocket and third-party expenses, shall address and facilitate repairs to Customer Mining Equipment, payable within thirty (30) days by Customer upon receipt of evidence of such expenses paid by Service Provider. For significant third-party repair expenses, Service Provider reserves the right to request that Customer either advance funds for the expenses or pay the third party directly.

2. Allocation of Mining Power and Deposit of Digital Assets.

2.1  Allocation of Mining Power. Service Provider shall provide the Services such that the Customer will use the Customer Mining Equipment to Mine the cryptocurrency Bitcoin (BTC), unless otherwise agreed to in writing by the Customer and Service Provider. For avoidance of doubt, and in case of a hard fork of the Bitcoin protocol, under this agreement “Bitcoin (BTC)” shall mean the forked chain as set forth by Customer. Service Provider shall not “merge mine” or otherwise use the Customer Mining Equipment to mine any other Digital Asset not expressly stated herein unless otherwise agreed to in writing by the Customer and Service Provider.

2.2  Deposit of Digital Assets. Promptly following the end of each twenty-four (24) hour period during the Term (adjusted as need for non-standard, non-twenty-four-hour (24) days) (each period, a “Payout Period”), but in no event more than two (2) hours following the conclusion of a Payout Period, Service Provider shall deposit the Generated Digital Assets in the Customer Wallet. On a bi-weekly basis Customer shall deposit the Performance Fee, as calculated and subject to adjustments pursuant to this Agreement, in the Service Provider Wallet, and the Parties shall cooperate in determining the timing, amount, reconciliations, and other items related to such payment of the Performance Fee.

2.3  Monitoring. Within five (5) days of the First Pod Installation, Service Provider will provide all necessary access to Customer to remotely monitor – in person or remotely – the Generated Digital Assets and other metrics as reasonably requested by Customer, but in all cases including any and all control panels, access methods, and other features or metrics available to Service Provider. Customer shall reasonably cooperate with Service Provider such that Customer will grant to Service Provider access to data concerning the Bitcoin (BTC) generated under this Agreement needed by Service Provider to perform its Services.

3. Allocation of Costs.

3.1  Power Costs. Service Provider may invoice Customer, and Customer shall pay, for the actual expenses incurred by Service Provider for the energy used by the Customer Mining Equipment for each month (“Power Costs”), which invoice shall be due 15 days after invoicing. Such invoices shall include a copy of the power invoices that Service Provider received, reflecting the actual costs paid by Service Provider, and any detail breaking down Customer’s allocation of such Power Costs. Customer shall be responsible for advancing or securing any deposit or prepayment required by the power provider and monthly Power Costs in respect of the Services, in such manner as may be agreed to by the Parties. For the avoidance of doubt, this provision applies only to the power consumed in respect to the Services and does not require Customer to advance or secure deposit for other power BlockFusion may require for other aspects of its operation.

3.2  Power Procurement. Service Provider agrees during the Term to use commercially reasonable best efforts to continually lower Power Costs by securing a power purchase or similar agreement, and to keep Customer fully informed as to the status of such efforts and the details of any prospective agreement. Service Provider shall consult with Customer prior to executing any material agreement involving the procurement of power. The Parties shall endeavor to at meet at least quarterly to discuss options for improving power procurement.

3.3  Management Costs. At the end of each month during the Term, Service Provider may invoice Customer, and Customer shall pay, for the Management Costs applicable for such month, which invoice shall be due 15 days after invoicing. The “Management Costs” are equal to two USD ($2) for per miner of Customer Mining Equipment being operated on the Premises.

4. Performance Fee.

4.1  Performance Fee. In exchange for performance of the Services, Service Provider will receive the Performance Fee for each Payout Period during the Term in accordance with this Agreement, and Customer authorizes Service Provider to deduct all undisputed Performance Fees from the Generated Digital Assets. The “Performance Fee”, in respect of the Services relating to the first 20.0 megawatt hours (“MWHrs”) of load power, is equal to thirty percent (30%) of the Net Digital Assets for any Payout Period, adjusted downward for any Uptime Adjustments, Cost adjustments, or any other deductions provided in this Agreement, and, in respect of the Services relating to the subsequent 15.0 MWHrs of load power, is equal to twenty percent (20%) of the Net Digital Assets for any Payout Period, adjusted downward for any Uptime Adjustments, Cost adjustments, or any other deductions provided in this Agreement. The “Net Digital Assets” for a Payout Period means the Generated Digital Assets minus the amount of Digital Assets that have a value that is equal to the Estimated Daily Costs for Mining such Digital Assets for such Payout Period (“Digital Asset Cost Equivalent”).

4.2  Cost Adjustment. At the end of each month during the Term, Service Provider will generate a report showing (i) the difference between the Estimated Monthly Costs and actual Costs for such month and (ii) the difference between the Performance Fee paid during such month and the Performance Fee that would have been paid in such month if Net Digital Assets were calculated using actual daily Costs rather than Estimated Daily Costs (“Performance Fee Adjustment”). The Performance Fee Adjustment will be automatically applied to the Digital Asset Customer Allocation for the next month so that the Parties receive the amounts they would have received if the Performance Fee were calculated using actual daily Costs.

4.3  Uptime Adjustments. If Service Provider fails to provide an Uptime of 98.5% or better in any calendar month, provided that the failure to achieve at least an Uptime of 98.5% was not caused principally by Customer or a third party not under the direct control of Service Provider, then the total Performance Fees paid for such month shall be reduced by ten percent (10%) (“Uptime Adjustment”) (e.g. a thirty percent (30%) performance fee would be adjusted to twenty seven percent (27%); and twenty percent (20%) performance fee would be adjusted to eighteen percent (18%)). The Uptime Adjustment for an applicable month will be automatically deducted from the Performance Fees paid during the following month. Service Provider shall provide the Uptime statistics to Customer no later than five (5) calendar days after the beginning of each calendar month and shall include Uptime statistics in any Audit, as defined in Section 5.

4.4  Disputes. Customer may, in good faith, dispute any invoice or any part thereof (a “Disputed Amount”) by submitting a written notice of such dispute along with reasonable supporting documentation within ten (10) calendar days of the date of the initial invoice on which the Disputed Amount appears. Service Provider will review the Disputed Amount after its receipt of the relevant notice and will provide Customer with any and all evidence demonstrating the propriety of the invoice. If the amount was billed in error, a credit for the amount invoiced incorrectly will be made to the next invoice. If the amount was invoiced correctly, Customer will pay the amount by the due date of the next invoice.

5. Records and Reporting.

Service Provider will prepare reports, per Payout Period, regarding Generated Digital Assets and related Costs and Performance Fees for the Payout Period, and provide Customer with access to a copy of such reports on a monthly basis or as reasonably requested by Customer, the form and substance of such reports to be reasonably agreed by the Parties with the goal of providing Customer full transparency as to the operations and output of the mining activities that lead to the generation, or lack thereof, of Bitcoin (BTC). Customer may at any time request access of Service Provider’s facilities, books, and records to determine whether the Performance Fees and Costs charged to Customer during a Payout Period under this Agreement were calculated in accordance with this Agreement (each such request, an “Audit”). Customer shall minimize the burden any Audit may cause Service Provider provided that such efforts shall not impair Customer’s rights under this Agreement. Service Provider will grant Customer such access within a commercially reasonable time period, but in no case longer than five business (5) days. If it is discovered that Service Provider has overcharged Customer, then Service Provider shall pay Customer the difference between the charged amount and the actual amount. If it is discovered that Service Provider has undercharged Customer, then Customer shall pay Service Provider the difference between the charged amount and the actual amount.

6. Infrastructure Investment.

Infrastructure Investment. Within five (5) business days following the Effective Date, Customer shall pay Service Provider in advance a sum of three million seven hundred fifty thousand USD ($3,750,000) (“Infrastructure Investment”), wired to a United States bank account, to be used by Service Provider solely toward Qualified Development Expenses. “Qualified Development Expenses” means actual bona fide expenses incurred by the Service Provider as a direct result of the Infrastructure Development. Expenses shall not qualify as Qualified Development Expenses unless Service Provider provides Customer with third-party receipts and invoices evidencing such expenses. Promptly following the Planned Development Date (as adjusted for transformer delays pursuant to Subsection 1.1.4 herein), Service Provider shall provide Customer with all third-party receipts and invoices evidencing the Qualified Development Expenses. If the Qualified Development Expenses are less than the amount of the Infrastructure Investment, then Service Provider shall promptly pay to Customer that amount which is the difference between the Infrastructure Investment and the Qualified Development Expenses, such difference in amount paid to Customer being the “Infrastructure Investment Reimbursement.”

7. Contractors.

Service Provider may use its affiliates and any third-party contractors, vendors and/or service providers to provide the Services (in whole or in part) (“Contractors”), in each case of a material contractor, vendor and/or service provider, only with Customer’s prior written consent, not to be unreasonably withheld or delayed. Service Provider is jointly and severally liable for the acts and omissions of any Contractor and the acts and omissions of any Contractor will be treated as the acts and omissions of Service Provider under this Agreement. The Parties agree that the Contractors identified in Exhibit F are approved.

8. Ownership.

For the avoidance of doubt, as between the Parties, all Customer Mining Equipment and Digital Asset Customer Allocation shall remain the sole property of Customer and will not be construed as fixtures or fittings or otherwise attached to a Service Provider facility. As between the Parties, Service Provider retains title to all racking, connectors, fittings, parts and other materials used or provided by Service Provider at the Premises to provide Customer with the Services. Upon termination or expiration of this Agreement, the Parties shall take all required actions under Section 12.4.

9. Insurance.

As of the Effective Date and during the term of this Agreement, to the extent available at commercially reasonable costs, Service Provider agrees to keep in place insurance of at least the policy types and for the amounts listed in Schedule 1. In respect of Customer Mining Equipment and Digital Asset Customer Allocation that would not benefit from Service Provider’s insurance policies in effect as of the Effective Date, or if the insurance described in Schedule 1 should not be available at commercially reasonable costs, the Parties shall cooperate to assess and procure, as they deem commercially reasonable, further insurance for the benefit of Customer; provided, that, nothing in this Section 9 shall prohibit Customer from independently obtaining insurance of a type and for an amount at its sole discretion. All insurance policies of Service Provider must be provided by underwriters with at least an A.M. Best rating of “A:XII.” Customer shall be responsible for the costs directly attributable to insuring Customer Mining Equipment, such as coverage obtained independently by Customer or costs for adding coverage onto insurance obtained by Service Provider.

10. Disclaimer of warranties; Limitation of Liability.

10.1  DISCLAIMER. EXCEPT AS EXPRESSLY PROVIDED HEREIN, EACH PARTY, ITS AFFILIATES AND ITS AND THEIR THIRD PARTY LICENSORS AND SERVICE PROVIDERS EACH EXPRESSLY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES CONCERNING THE SERVICES OR PROVISION OF THE CUSTOMER MINING EQUIPMENT, WHETHER ORAL OR WRITTEN, INCLUDING WITHOUT LIMITATION WARRANTIES OF ACCURACY, TIMELINESS, COMPLETENESS, RESULTS, AND THE IMPLIED WARRANTIES OF NON-INFRINGEMENT, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, EVEN IF A PARTY, ITS AFFILIATES AND ITS AND THEIR THIRD PARTY LICENSORS OR SERVICE PROVIDERS HAVE BEEN INFORMED OF SUCH PURPOSE, OR ANY REPRESENTATIONS AND WARRANTIES ARISING FROM COURSE OF PERFORMANCE, COURSE OF DEALING, OR USAGE OF TRADE. CUSTOMER, ITS AFFILIATES, AND ITS AND THEIR THIRD-PARTY LICENSORS AND SERVICES PROVIDERS SHALL NOT BE RESPONSIBLE FOR ANY USE, MAINTENANCE, STORAGE, HOSTING, OR RECEIPT OF THE CUSTOMER MINING EQUIPMENT BY SERVICE PROVIDER OR OTHERS.

10.2  EXCLUSION OF DAMAGES. SUBJECT TO SECTION 10.3 (EXCEPTIONS), NEITHER PARTY TO THIS AGREEMENT WILL BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES, OR LOST PROFITS (DIRECT OR INDIRECT), OF ANY KIND ARISING OUT OF OR RELATED TO THIS AGREEMENT, REGARDLESS OF THE FORM OF ACTION, WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY OR OTHERWISE, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES IN ADVANCE.

10.3  Exceptions. Nothing in this Agreement excludes or limits either Party’s liability or otherwise limits a Party’s remedies for any of the following:

(a)	death or personal injury resulting from its negligence or the negligence of its controlled affiliates in connection with this Agreement;

(b)	fraud or fraudulent misrepresentation;

(c)	matters for which liability cannot be excluded or limited under applicable law.

11. RESERVED.

12. Term and Termination.

12.1  This Agreement shall commence on the Effective Date and will remain in effect for two (2) years unless terminated in accordance with the terms set forth in this Agreement (the “Term”). This Term shall automatically renew for additional one (1) year terms unless either Party gives at least thirty (30) days’ advance written notice that it does not intend to renew the Agreement.

12.2  Either Party may terminate this Agreement immediately upon written notice to the other Party in the event such other Party (a) files any petition in bankruptcy; (b) has an involuntary petition in bankruptcy filed against it, which involuntary petition is not discharged within sixty (60) days; (c) becomes insolvent; (d) makes a general assignment for the benefit of creditors; (e) admits in writing its inability to pay its debts as they mature; (f) has a receiver appointed for all or any substantial part of its assets; (g) ceases conducting business in the normal course for at least ninety (90) days; (h) has all or any substantial part of its assets attached in a judicial proceeding (excluding consensual liens); or (i) experiences an event analogous to any of the foregoing in any jurisdiction in which all or any substantial part of its assets are situated.

12.3  Either Party may terminate this Agreement upon written notice to the other Party if such other Party breaches any material term or condition of this Agreement and fails to remedy the breach within thirty (30) days after being given written notice thereof.

12.4  Following the expiration or termination of this Agreement, each Party’s rights and obligations under this Agreement shall terminate and Customer shall be entitled to the immediate possession of all Customer Mining Equipment. Upon expiration or termination of this Agreement, the Parties shall cooperate to facilitate the removal of Customer Mining Equipment from the Premises at Customer’s sole cost; provided, however, that if Customer terminates this Agreement pursuant to Section 12.2 then Customer shall be reimbursed for the reasonable cost of relocating its Mining Equipment from the Premises.

12.5  If this Agreement is terminated or expires for any reason, Service Provider shall provide Customer with timely supervised access to any Premises in which Service Provider is hosting Customer’s Mining Equipment and reasonably assist Customer to modify, protect, or remove the Customer Mining Equipment, and Customer agrees to remove the Customer Mining Equipment in a commercially reasonable timeframe. The Parties agree that, although Service Provider may store, use, or install the Customer Mining Equipment at its facility, the Customer Mining Equipment is and shall remain the exclusive property of Customer and shall not be deemed to become a fixture of the Premises or otherwise so related to the Premises as to give rise to a similar interest to Service Provider under applicable real estate law. Service Provider shall not grant or otherwise facilitate any third party to obtain any lien, security interest, or other encumbrance to attach to any of the Customer Mining Equipment or the Digital Asset Customer Allocation, and shall defend and hold Customer harmless from any claim by a third party of any such lien, security interest, or encumbrance. Service Provider shall take all necessary action to effectuate the provisions of this Section, including the grant of access to Customer, notwithstanding any adverse condition of Service Provider, such as bankruptcy or other insolvency proceedings. Service Provider shall promptly notify Customer if any such written claim or written notice related to the Customer’s Mining Equipment is received by Service Provider.

13. Communications and Notices.

13.1  All notices, requests, or other communications or documents to be given under this Agreement shall be in writing and addressed to the person(s), and at the addresses, set forth for each Party below:

Service Provider:

BlockFusion USA, Inc.

1 King Street West, Suite 4800–135

Toronto, Ontario M5H 1A1

Canada

ATTN: Legal

with a copy to:

Michael Tomasulo

Winston & Strawn LLP

333 South Grande Avenue

Los Angeles, CA 90071

Customer: Bit Digital, Inc. 33 Irving Place New York, NY 10003 USA ATTN: Legal with a copy to: Pratin Vallabhaneni White & Case LLP 701 Thirteenth Street, NW Washington, DC 20005-3807

13.2  Notices shall be deemed effective when sent by e-mail with confirmation of transmission by the transmitting equipment. Each Party may designate a different address or contact person by notice given in the manner provided in this section.

14. Data Storage and Protection.

14.1  Service Provider shall (a) disclose what data it collects related to this Agreement and the Customer Mining Equipment, (b) disclose how that data is used and for how long that data is retained, (c) any agreements under which Service Provider provides that data to any third parties, (d) undertake to protect that data in a commercially reasonable manner, and (e) provide such data to Customer promptly after demand.

14.2  Service Provider has established and will maintain a business continuity and disaster recovery plan that complies with commercially reasonable best practices of the cryptocurrency mining industry, and which is reasonably designed to enable Service Provider to perform its obligations under the Agreement in accordance with the terms hereof without any interruption (the “BCDR Plan”). Upon Customer’s request, Service Provider will provide Customer with a copy of the BCDR Plan. Service Provider will test the BCDR Plan no less than once annually and will provide Customer with a certification of the test results no later than thirty (30) days following the completion of such test, including a detailed description of any material deficiencies and Service Provider’s plan and schedule for curing such deficiencies. In the event of a business interruption or disaster, Service Provider will activate and comply with its BCDR Plan.

14.3  Service Provider has implemented and will maintain an information security program using commercially reasonable best practices in the industry that includes policies and procedures that are designed to safeguard Service Provider’s electronic systems and Customer’s Confidential Information, among other things, unauthorized access or misuse. Service Provider’s information security program will ensure that the Generated Digital Assets and the Digital Asset Customer Allocation not be subject to any loss, impairment, unauthorized use, or unauthorized access. In the event of a Data Security Incident (defined below), Service Provider shall promptly notify Customer and such notice shall include the following information: (i) the timing and nature of the Data Security Incident, (ii) the information related to Customer that was compromised, including the names of any individual acting on Customer’s behalf in his or her corporate capacity whose personal information was compromised, (iii) when the Data Security Incident was discovered, and (iv) remedial actions that have been taken and that Service Provider plans to take. “Data Security Incident” means any (a) unauthorized access or use of Customer’s information or account, Digital Assets, or Customer’s, Service Provider’s, or its Contractor’s computers or other information technology systems, (b) incident whereby Customer’s information or Digital Assets is otherwise lost, stolen or compromised, or (c) incident whereby Service Provider breached its data security obligations, including, but not limited to, those set forth in this Section 14.3.

15. Representations and Warranties.

15.1  Each Party hereby represents, warrants and covenants to the other Party that: (a) it has full, right, power and authority to enter into this Agreement and to perform its obligations under this Agreement; (b) the execution of this Agreement and the performance of its obligations hereunder do not and will not constitute any material breach of any agreement to which it is a party; and (c) it will comply with all applicable laws that apply to its performance hereunder.

15.2  Each Party hereby represents, warrants and covenants that as between Service Provider and Customer, Customer will be the beneficial owner of the Digital Asset Customer Allocation and there will be no third-party beneficiaries to the Agreement.

15.3  Service Provider hereby represents, warrants, and covenants that:

(i)  the Service, the Service Provider Software, and the use thereof by Customer as contemplated under this Agreement, do not and will not infringe, violate, or misappropriate the Intellectual Property Rights of any person or entity anywhere in the world;

(ii)  Service Provider’s facility is and shall remain for the Term in good operating condition and fit for use for Mining operations;

(iii)  Service Provider has no right, interest, or title in the Digital Asset Customer Allocation;

(iv)  the Services and Service Provider Software do not contain or cause any viruses, worms, time bombs, Trojan horses or other harmful, malicious or destructive code to be installed on or introduced into the Customer Mining Equipment or Customer’s information technology, and that Service Provider shall use commercially reasonable best efforts to maintain the same. Service Provider will not, including through its Contractors or otherwise, engage in any acts or fail to take any act that could or does result in the disablement, interference, or impairment, in whole or in part, of the Mining Equipment or Customer’s information technology;

(v)  Service Provider will secure the Generated Digital Assets and the Digital Asset Customer Allocation, and segregate the Digital Asset Customer Allocation from both the (a) property of Service Provider and its affiliates, and (b) assets of other customers of Service Provider or its affiliates;

(vi)  Service Provider will perform its obligations under the Agreement in compliance with all applicable laws, rules and regulations; and

(vii)  Service Provider possesses, and will maintain, all licenses, registrations, authorizations and approvals required by any governmental agency, regulatory authority or other party necessary for it to operate its business and engage in the business relating to its provision of the Services.

15.4	Customer hereby represents, warrants, and covenants that:

(i)  Customer owns and/or has the beneficial right to use the Customer Mining Equipment;

(ii)  Customer Mining Equipment is in good operating condition, fit for use, free of viruses, worms, time bombs, Trojan horses or other harmful, malicious or destructive code, and satisfies the specifications for such Customer Mining Equipment in Exhibits B, C, D and E (in each case, as such exhibits are provided to Service Provider pursuant to Section 1 of this Agreement) when delivered to Service Provider; and

(iii)  Customer will perform its obligations under the Agreement in compliance with all applicable laws, rules and regulations.

(iv)  Customer has inspected Service Provider’s facility and reviewed Service Provider’s procedures prior to executing this Agreement.

16. Strategic investment.

16.1	Right of First Refusal. During the Term and for a twelve (12) month period after the termination of this Agreement (the “ROFR Period”), Service Provider shall not, directly or indirectly, through and affiliate or otherwise, enter into any agreement or consummate any transaction with any third party to finance or otherwise sell any stake in itself or any of its material assets or business interests (a “Covered Transaction”), provided, however, that Service Provider may enter into a Covered Transaction that would not impair Service Provider’s ability to perform its obligations under this Agreement with any third party with whom it has, as of the Effective Date, had material, documented, and ongoing discussions regarding such Covered Transaction.

16.1.1	At any time during the ROFR Period prior to the expiration of the thirty (30) day period following Customer’s receipt of a notice (the “Offer Notice”) from Service Provider detailing the material terms (the “Material Terms”) of a bona fide offer for a proposed Covered Transaction with a third party (the “Exercise Period”), Customer may propose to match such terms by delivering to Service Provider a binding letter of intent subject to customary due diligence and customary legal terms in a definitive agreement (the “ROFR Offer”) containing the Material Terms executed by Customer; provided that Customer shall be credited the amount of the Infrastructure Investment paid and not reimbursed (the “Discount”) to Service Provider hereunder in satisfying the purchase price provisions of the Material Terms.

16.1.2	If, by the expiration of the Exercise Period, Customer has not accepted the ROFR Offer and, provided that Service Provider has complied with all of the provisions of this Section 16, at any time during the one hundred thirty five (135) day period following the expiration of the Exercise Period, Service Provider may consummate the Covered Transaction with the counterparty identified in the applicable Offer Notice on Material Terms that are the same or more favorable to Service Provider as the Material Terms set forth in the Offer Notice. If such third-party transaction is not consummated within such one hundred thirty-five (135) day period, the terms and conditions of this Section 16 will again apply and Service Provider shall not enter into any Covered Transaction during the ROFR Period without affording Customer the right to first refusal on the terms and conditions of this Section 16.

16.1.3	For the avoidance of doubt, the terms and conditions of this Section 16 apply to each third-party offer received by Service Provider during the ROFR Period.

16.2	Good Faith Discussions. The Parties agree that they will discuss in good faith one or more Covered Transactions during the Term with pricing that credits the Discount paid to Service Provider hereunder. Except as expressly set forth herein, nothing in this Section 16 shall obligate either Party to enter into a Covered Transaction, and each Party shall bear its own costs in respect of any discussions or negotiations of such Covered Transaction.

16.3	Breakup Fee. If the Parties do not enter into definitive agreements in respect of one or more Covered Transactions pursuant to which Customer obtains in the aggregate of such Covered Transactions the full economic benefit of the Discount, then, within twelve (12) months following the termination of this Agreement, Service Provider shall pay to Customer an amount that is equal to the Infrastructure Investment less any Infrastructure Investment Reimbursements less any economic benefit obtained by Customer pursuant to a Discount received or to be received pursuant to definitive documents in respect of one or more Covered Transactions.

17. General provisions.

17.1  No Other Expenses. Other than the fees and expenses expressly provided for herein, each party shall be solely responsible for its expenses and costs of performing under this Agreement.

17.2  Governing Laws and Venue. This Agreement will be construed in accordance with the laws of the State of Delaware as applied to contracts made and performed entirely therein, and without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of Delaware to the rights and duties of the Parties. All disputes, suits, actions or proceedings (“Action”) relating to this Agreement shall be brought solely in the state or federal courts located in Wilmington, Delaware. Each Party hereby consents to the exclusive jurisdiction and venue of the state or federal courts located in Wilmington, Delaware in connection with any such dispute, suit, action or proceeding, and waives any defense of forum inconveniens in connection therewith. EACH PARTY HEREBY EXPRESSLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BROUGHT BY OR AGAINST EITHER PARTY IN CONNECTION WITH THIS AGREEMENT.

17.3  Meet and Confer. The Parties agree to confer regularly about the Services being rendered by Service Provider and each Party agrees that it will raise any concerns regarding the execution of the obligations under this Agreement in a timely manner so that Parties can attempt in good faith to resolve them in a timely manner. Each Party agrees that, prior to bringing any Action against the other Party, the first Party shall offer to meet and confer with the other Party in a good faith in an attempt to resolve such potential Action without a court proceeding, provided, that nothing in this Section 17.3 shall bar or impair either Party’s respective rights to pursue all lawful rights and remedies subject to satisfying the requirements of this Section 17.3. To the maximum extent practical in light of the circumstances, at least 30 (thirty) days prior to initiating any Action, the presidents of the Parties shall meet, in person if possible, and discuss a resolution of the dispute.

17.4  Assignment. Neither Party shall assign, sublicense or otherwise transfer this Agreement, in whole or in part, to an unaffiliated third party without the prior written consent of the other Party, which shall not be unreasonably withheld or delayed.

17.5  Entire Agreement. This Agreement, including any updates, exhibits, or amendments, constitutes the complete and exclusive agreement between the Parties with respect to the subject matter hereof, and supersedes and replaces all prior or contemporaneous discussions, negotiations, understandings and agreements, written and oral, regarding the same. This Agreement may only be modified by a written instrument properly executed by the Parties (and such written instrument shall explicitly say that it is an amendment hereto so that no informal amendment inadvertently occurs).

17.6  Confidentiality. The terms and conditions of this Agreement are the confidential information of each Party. The Services, the Costs and the Performance Fees (and any other related materials or information provided by Service Provider to Customer) are Service Provider’s confidential information, regardless of whether they are marked as confidential, proprietary or otherwise. The data provided by Customer in the context of this Agreement (and any other materials or information provided by Customer to Service Provider) are Customer’s confidential information, regardless of whether they are marked as confidential, proprietary or otherwise. During the Term and for five (5) years thereafter, the Parties shall (a) keep such confidential information strictly confidential in a manner that each Party protects its own confidential or proprietary information of a similar nature (and with no less than reasonable care); and (b) not disclose such confidential information to any third party other than each Party’s partners, vendors, assignees, purchasers and prospective purchasers, investors and prospective investors, lenders and prospective lenders, lessors and prospective lessors, and financial or legal consultants that have a need to know such information and have agreed in writing to keep such information confidential and not disclose such confidential information, consistent with the terms of this Agreement. Notwithstanding the foregoing, either Party may disclose confidential information as required by law or by order of a court of competent jurisdiction, provided that, in such event, (i) such Party will provide the other Party with prompt notice of such obligation and permit the other Party an opportunity to take legal action to prevent or limit the scope of such disclosure; and (ii) such Party will furnish only that portion of the other Party’s confidential information which the Party is advised by counsel is legally required and the Parties will exercise commercially reasonable efforts to obtain assurance that confidential treatment will be accorded to such confidential information. Notwithstanding the foregoing, the confidentiality obligations set forth in this Section 17.5 do not apply to information which: (a) was in a Party’s possession before receipt from the other Party; (b) is or becomes a matter of public knowledge through no fault of a Party; (c) was rightfully disclosed to a Party by a third party without restriction on disclosure; or (d) is developed by a Party without use of the other Party’s confidential information as can be shown by documentary evidence. Additionally, notwithstanding the foregoing, Service Provider acknowledges and agrees that Customer is or intends to become a U.S. publicly traded company and may be required to disclose this Agreement and its related terms in order to comply with applicable securities laws, including its disclosure obligations under the U.S. Securities Exchange Act of 1934, as amended. Notwithstanding this, the Parties may publicly announce that they have entered into this Agreement without disclosing the details thereof; provided, that such public announcement may contain details of the general nature of the Services, the names of the Parties, the MWHrs of load power provided for in the Agreement, the anticipated operational time by when such MWHrs will be available, and the general nature of the power type (e.g., green).

17.7  Non-solicitation. From the Effective Date and for nine months thereafter, each Party agrees not to solicit for employment the employees of the other Party.

17.8  Independent Contractors. Service Provider and Customer are independent contractors, and nothing in the Agreement will create any partnership, joint venture, agency, franchise, sales representative, or employment relationship between the Parties. Neither Party is an agent or representative of the other or is authorized to make any warranties or assume or create any other obligations on behalf of the other.

17.9  Intellectual Property. Nothing in this Agreement shall be deemed to grant to either Party any rights or licenses, by implication, estoppel or otherwise, to any of the other Party’s Intellectual Property Rights. Neither party shall contest or challenge, or assist any third party in contesting or challenging, the validity or enforceability of any of the other party’s Intellectual Property Rights. To the extent Customer utilizes any software or platform created by Service Provider (“Service Provider Software”) in furtherance of this Agreement, including the dashboard, Service Provider grants to Customer a worldwide, sub-licensable, royalty-free, fully paid-up, nonexclusive, irrevocable, non-transferable (except as permitted pursuant to Section 17.3) (a) limited license during the Term to use, test, install, integrate, modify, and reproduce the Service Provider Software in connection with using the Services, and (b) perpetual license to use, collect, retain, copy, distribute, display (publicly or otherwise), perform (publicly or otherwise), modify, enhance, and create derivative works of any data displayed or provided by the Service Provider Software.

17.10  Trademarks. Each Party is strictly prohibited from using any product or corporate name, designation, logo, trade name, trademark, service name or service mark associated with the other party (collectively, “Brand Features”) in any marketing materials, offering circular, prospectus or otherwise, without the prior written consent of the first Party, which may be withheld by the first Party in its sole and absolute discretion. Notwithstanding the foregoing, Service Provider hereby grants to Customer a nonexclusive, non-transferable, non-sublicensable, irrevocable (during the Term), and royalty-free right, subject to the terms of this Agreement, to display Service Provider’s Brand Features, for the sole and limited purpose of identifying Service Provider as a provider of the Services, on Customer’s website or to investors or the public, either as required by Customer’s investment activities or in connection with general factual statements (including, without limitation, as part of its securities or regulatory filings).

17.11  No Exclusivity. This Agreement in no way establishes any exclusive arrangement between Customer and Service Provider. Each Party acknowledges and agrees that the other Party is free to enter into agreements and other arrangements with any third parties, at any time, regarding any products or services.

17.12  Parties Are Sophisticated and Represented. No preference shall be given to one Party by virtue of the fact that such Party did not draft this Agreement. No bias shall be placed against the drafter. Each Party has been advised and offered the opportunity to seek legal counsel regarding this Agreement. To the extent it chooses not to or to limit such, it hereby waives any later complaint that it lacked proper counsel or understanding. No failure by any Party to insist upon the strict performance of this Agreement shall constitute waiver of any breach, covenant, duty, or term herein.

17.13  Counterparts / Execution. The Agreement may be executed in counterparts, which together shall constitute a single instrument, and may also be executed by electronic signature, and the Parties agree that facsimile, digitally scanned or other electronic copies of signatures shall be valid and binding as originals.

17.14  Taxes. The Costs and fees set forth herein do not include any foreign, federal, state or local sales, value added, use, withholding or other similar taxes, tariffs or duties, however designated, levied against the sale, licensing, delivery or use of the Services (“Taxes”). Each Party shall be responsible for its own Taxes. Customer shall not be liable for any Taxes based on Service Providers’ net income and ad valorem, personal and real property taxes imposed on Service Provider’s owned or leased property.

17.15  Force Majeure. No Party shall be liable or responsible to the other Party, or be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any term of this Agreement, when and to the extent such party’s (the “Impacted Party”) failure or delay is caused by or results from the following force majeure events (“Force Majeure Event(s)”): (a) acts of God; (b) flood, fire, earthquake, epidemics, pandemics or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, riot or other civil unrest; (d) government order, law, or action that renders the provision of the Services unlawful or that is so onerous it renders provision of the Services not commercially practicable; (e) embargoes or blockades in effect on or after the date of this Agreement; (f) national or regional emergency; (g) strikes, labor stoppages or slowdowns, or other industrial disturbances; (h) telecommunication breakdowns, power outages or shortages, inadequate transportation services, or inability or delay in obtaining supplies of adequate or suitable materials; and (i) other similar events beyond the reasonable control of the Impacted Party. The Impacted Party shall give notice within five (5) business days of the Force Majeure Event to the other party, stating the period of time the occurrence has occurred and is expected to continue. The Impacted Party shall use diligent efforts to prevent and/or end the failure or delay and ensure the effects of such Force Majeure Event are minimized. The Impacted Party shall resume the performance of its obligations as soon as reasonably practicable after the removal of the cause. In the event that a Force Majeure Event cannot be practically cured by the Impacted Party, the Parties shall discuss in good faith whether the contract should be terminated, in whole or in part, or remain in place.

17.16  Survival. The provisions contained in Sections 8, 10, 11, 13, 16, and 17 and Exhibits A and F shall survive the termination or expiration of this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement through their duly authorized officers as of the Effective Date.

Bit Digital, Inc.		BlockFusion USA, Inc.

By:	/s/ Bryan Bullett	By:	/s/ Alex Martini
Name:	Bryan Bullet	Name:	Alex Martini
Title:	Chief Executive Officer	Title:	Chief Executive Officer

Exhibit A - Definitions

1.	“Costs” means, collectively, the Power Costs and Management Costs.

2.	“Customer Wallet” means a digital wallet for storing Digital Assets at an address provided to Service Provider by Customer in writing (email sufficient).

3.	“Customer Mining Equipment” means, collectively, the First Pod Mining Equipment, Second Pod Mining Equipment, Third Pod Mining Equipment and Fourth Pod Mining Equipment. Each specific device within the Customer Mining Equipment is referred to as a “miner” herein.

4.	“Digital Asset” means any denomination of cryptocurrencies, virtual currencies or other digital assets.

5.	“Digital Asset Customer Allocation” means the Generated Digital Assets minus the Performance Fee (as adjusted pursuant to the Agreement).

6.	“Downtime” means, for each calendar month, time that installed, non-defective Customer Mining Equipment is not available to Mine in accordance with this Agreement, excluding periods of time in which the Customer Mining Equipment that has been delivered to Service Provider is not available resulting from or relating to Scheduled Maintenance, Emergency Maintenance or power curtailment set forth by the power provider.

7.	“Emergency Maintenance” means critical maintenance of the Customer Mining Equipment or Service Provider’s facilities that cannot wait for Scheduled Maintenance and would result in permanent damage to the Customer Mining Equipment if not addressed expeditiously, provided that such critical maintenance is not required as a result of Service Provider’s acts or omissions.

8.	“Estimated Daily Costs” for a given Payout Period are equal to the Estimated Monthly Costs divided by the number of days in a given month.

9.	“Estimated Monthly Costs” for a given month means a good-faith estimate made by Service Provider prior the beginning of such month of the total Costs that will be incurred for such month, considering the estimated utility rates and energy usage of past months along with any known changes that may affect these metrics in the given month.

10.	“First Pod Mining Equipment” means the servers and power supplies provided by Customer to produce the Mining Power as will be set forth in the form of Exhibit B, which shall be 5.0 MWHrs of load power.

11.	“Fourth Pod Mining Equipment” means the servers and power supplies provided by Customer to produce the Mining Power as will be set forth in the form of Exhibit E, which shall be 10 MWHrs of load power.

12.	“Generated Digital Assets” means, for any Payout Period, the Digital Assets provided as a reward for Mining by the Customer Mining Equipment.

13.	“Intellectual Property Rights” means all forms of intellectual property rights and protections held by such Party and may include without limitation all right, title and interest arising under U.S. common and statutory law, and under the laws of other countries, in and to all (a) patents and all filed, pending or potential applications for patents, including any reissue, reexamination, division, continuation or continuation-in-part applications throughout the world now or hereafter filed; (b) trade secret rights and equivalent rights; (c) copyrights, other literary property or authors rights, whether or not protected by copyright or as a mask work; and (d) proprietary indicia, trademarks, trade names, symbols, domain names, URLs, logos and/or brand names.

14.	“Mine” or “Mining” means the process in which transactions for various forms of Digital Assets are verified and added to a blockchain digital ledger.

15.	“Premises” means the location at the address [INTENTIONALLY LEFT BLANK], consisting of five (5) acres and former power plant facilities.

16.	“Second Pod Mining Equipment” means the servers and power supplies provided by Customer to produce the Mining Power as will be set forth in the form of Exhibit C, which shall be 10.0 MWHrs of load power.

17.	“Service Provider Wallet” means a digital wallet for storing Digital Assets at an address provided to Customer by Service Provider in writing (email sufficient).

18.	“Scheduled Maintenance” means the periods when Service Provider has scheduled the Customer Mining Equipment to be unavailable to Mine in accordance with this Agreement for purposes of preventive and/or corrective maintenance of the Customer Mining Equipment or Service Provider’s facility, provided that (i) Customer is advised of such periods twenty-four (24) hours in advance, (ii) any such individual period may not be longer than five (5) hours in length, and (iii) such periods may not total more than five (5) hours in any calendar month in aggregate.

19.	“Third Pod Mining Equipment” means the servers and power supplies provided by Customer to produce the Mining Power as will be set forth in the form of Exhibit D, which shall be 10 MWHrs of load power.

20.	“Uptime” means, for each calendar month, the availability of the delivered Customer Mining Equipment for Mining in accordance with this Agreement as a percentage equal to (a) the difference between the total number of minutes of Downtime in such month and the total number of minutes in such month, divided by (b) the total number of minutes in such calendar month.